February 24, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Reid Hooper, Attorney-Adviser
Terry French, Accountant Branch Chief
Christine Adams, Staff Accountant

Re:	Vocera Communications, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 24, 2012
File No. 333-175932

Ladies and Gentlemen:

On behalf of Vocera Communications, Inc. (the “Company”), we are transmitting herewith Amendment No. 2 (the “Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-175932) (the “Registration Statement”). In this letter, we respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 23, 2011 (the “Staff Letter”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2. In addition to revising the Registration Statement to address the comments raised by the Staff in its letter, the Company revised the Registration Statement to update other disclosures.

We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 2 in paper format, marked to show changes from Amendment No. 1 to the Registration Statement filed on September 14, 2011.

Stock-based compensation, page 68

July 2011, page 72

1.	We note that you estimate your Business Enterprise Value using a combination of the income and market-based methodologies. Please revise to disclose the weight

Securities and Exchange Commission

February 24, 2012

applied to each methodology at each grant date and the basis for any changes made over the period of grants disclosed.

In response to the Staff’s comment, we have revised our disclosure to indicate that each of the three methodologies we considered were equally weighted in each valuation used to determine the fair value of our common stock at each grant date.

2.	Further, please revise to describe the significant assumptions used to estimate your Business Enterprise Value utilizing the comparable company methodology at each grant date.

In response to the Staff’s comment, we have revised our disclosure to indicate the significant assumptions used to estimate our enterprise value utilizing the comparable company methodology in each valuation used to determine the fair value of common stock at each grant date.

3.	We note from your response to comment 15 in our letter dated August 26, 2011, that one of the three primary reasons for the increase in the estimated fair value of your common stock from $0.84 per share as of March 31, 2011 to $1.85 per share as of June 30, 2011 was because you increased the multiples used in your valuation methodologies. Please revise to explain why your confidence in your continued profitability and higher expectation of liquidity directly affects the multiples used in your valuation methodologies, and describe, qualitatively and quantitatively, the multiples that changed, how they changed at each grant date and the reasons underlying those changes.

In response to the Staff’s comment, we have revised and expanded our disclosure to further clarify the changes in the key assumptions used in our valuation models between March 31, 2011 and June 30, 2011 as well as the reasons underlying the changes in those key assumptions. Additionally, we refer the Staff to our response to Staff Comment 2.

4.	We note the three factors cited for the increase in the estimated fair value of your common stock from $0.84 per share as of March 31, 2011 to $1.85 per share as of June 30, 2011. Please tell us how much each factor contributed to the total change.

In response to the Staff comment, we have revised and expanded our disclosure of the key assumptions used in our valuation models as well as the reasons underlying the changes in those key assumptions. As explained in our revised disclosure, the increase in the estimated fair value of our common stock was impacted by upward revisions in our expected growth as we continued to execute on our business plan, and the expected benefits from our acquisitions began to materialize and favorably impacted our future expectations. Additionally, we noted a significant rebound in the market for technology company IPOs in this period. The confluence of all of these factors had a pervasive impact on key assumptions in our valuation analyses. Consequently, our ability to quantify how an individual factor specifically impacted the change in our share price is inherently limited and impracticable.

Securities and Exchange Commission

February 24, 2012

*        *        *

Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned by telephone at (650) 335-7657 or by facsimile at (650) 938-5200. In his absence, please direct your questions or comments to Montu Bashambu at (650) 335-7670. Thank you for your assistance.

Very truly yours,

/s/ DANIEL J. WINNIKE

Daniel J. Winnike

cc:	Robert Zollars Jay Spitzen, Esq. Vocera Communications, Inc.

Matthew Hemington, Esq.
John McKenna, Esq.
Cooley LLP

Gordon Davidson, Esq.
Montu Bashambu, Esq. Fenwick & West LLP